

<u>MAIL STOP 3561</u>

July 12, 2007

Robert J. Hanks
Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Suite 3630
Boston, Massachusetts 02108

RE: **Harbor Acquisition Corporation**
Preliminary Proxy Statement on Schedule 14A
Amendment 3 Filed May 31, 2007
File No. 001-32688

Dear Mr. Hanks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that Elmet's revenues declined in FY 2006 from those in FY 2005. We also note that, once the Harbor transaction-related expenses are removed from Elmet's

EBITDA calculations, Elmet's EBITDA also appear to have decreased. Since you disclose that Elmet's growth and diversification, along with its EBITDA were significant factors considered by your board and special committee, please revise risk factors and where appropriate to address the board consideration of these factors.

2.   We note your response to comment one from our letter of May 10, 2007 and your amended disclosure on page 50. With a view to disclosure, tell us the details of each company in which Mr. Cady and any of your officers or directors has a financial interest, including all dates of involvement and each relation to any officer, director, and special advisor of Harbor.

3.   In connection with the preceding comment, please disclose on page 50 why Mr. Hanks wanted to familiarize Mr. Cady with Harbor on April 13, 2006.

4.   We reissue comment two from our letter of May 10, 2007. We note the statement regarding the lack of "affiliations or significant relationships" on pages 5 and 60, but such disclosure does not fully address our prior comment. Please disclose in both your "Q&A" section and "Background of the Acquisition" section all connections, affiliations, relationships between each member of your special committee and each officer, director and special advisor of HAC.

Additionally, please advise us of the names of the two private companies referenced in your newly-added disclosure.

5.   We note your response to comments three, four and five from our letter of May 10, 2007, and the statement that "Harbor does not believe that the Procedures are inconsistent with the conversion procedures described in the IPO prospectus and therefore does not agree that they are 'newly proposed conversion terms.'" We note that the procedures added to the first amendment of your proxy statement result in an apparent obligation to deliver shares without the option of reclaiming possession. We further note your response to comment five, which indicates these procedures could cost a shareholder as much as $50 to carry out.

It appears that the company's Form S-1 does not refer to a requirement that converting shareholders deliver shares they wish to convert without the option of reclaiming possession; or to an additional cost of approximately $25-$50, an amount that is considerably higher than the per share offer price. Nor does the S-1 appear to reference any increased cost of stock ownership if a shareholder holds shares in street name. We reissue prior comment three. Please further advise us on what basis you believe the additional steps and fees related to conversion are consistent with the disclosure set forth in the Form S-1. If you conclude that they are not, please disclose the potential consequences, including any liabilities, to the company and its stockholders.

6.   Additionally, as the procedures described on page 46 require delivery of a stock certificate either duly endorsed or with a stock power (in both cases with a signature guarantee), please explain the basis of the statement contained in your response, and as it relates to the disclosure in the S-1, that "stockholders electing to exercise conversion rights will need to hold their shares both on the record date of the special meeting and through the consummation of the transaction."

7.   In this regard, please revise pages eight and 46 to provide a bullet-point for each of the documents that would need to be delivered for conversion purposes. Tied to each identified document, provide the actual representations or statements that it must contain in order to meet the requirements for conversion.

8.   We note the intended representation that shareholders will continue to hold such shares through the closing of the acquisition. Please disclose whether shareholders may decide at any time after delivering their shares to the transfer agent that they want to change their vote pursuant to one of the three options disclosed in the bullet points on pages 44-45. We may have further comment.

9.   Please disclose, to the best of your knowledge, the approximate percentages of your shareholders that hold in "street name" and as record holders. Explain how shareholders may determine the nature of their ownership in order to be sure to comply with the correct representations and actions.

10.   Also, explain if and why shareholders in "street name" are not able to deliver shares to the transfer agent in electronic format. If such shareholders are able to deliver shares electronically under your procedures, please revise the description of your procedures to clearly explain how they may do so.

11.   We note your response to prior comment five. Please revise to indicate, if true, that shareholders who own a small number of shares, such as two to six, through a discount broker or otherwise, may be forced to pay more than the value of their shares in order to elect conversion. Also, revise page 46 to disclose if the processing fees and other similar reimbursable charges include any amounts incurred to notarize a signature or obtain a "signature guarantee." Your revised disclosure should include the discussion provided in response to comment five of the range from $25 to $50 for transaction fees.

12.   We also note the statements contained in your response to comment five from our letter of May 10, 2007 that the procedures disclosed in the proxy statement could require shareholders to incur up to an additional $50 in transaction fees. If you choose to retain the additional steps and fees related to conversion, as requested previously, please revise your disclosure to clarify what you consider to be a "minor amount" for processing the withdrawal of the shares from street name, as asserted on pages 8 and 46. Additionally, please provide the basis for such characterization in light of the price paid per unit in HAC's IPO. Also, explain if such cost could be incurred even though shareholders ultimately do not need to convert shares because, for example, the transaction is not approved.

13.   We note your response to comment six and the related disclosure added to page 89. Please revise to identify the categories of employees and the titles of the four officers. We note the statement that "each Rollover Stockholder will receive an amount of cash and shares of Harbor common stock in consideration for the transfer of his or her Elmet shares to us in the acquisition as a part of the closing consideration." We also note the statement that the prospective recipients will need to consider the proposed issuance and be asked to execute and become bound by "certain documents with respect to the proposed acquisition of Elmet by Harbor." Please revise to identify, and summarize the terms of, the "certain documents" that will be binding on the officers and employees. Please revise to address the risk that the officers decline to accept the shares. It is unclear, as a non-exclusive example, if the officers would be forced to terminate their employment—resulting in Harbor having to hire new officers and employees—if they decline to be bound by the certain documents.

14.   In this regard, and as the officers may own 8% of the company's outstanding shares after the offering, please revise the text accompanying the table on page 161 to indicate the beneficial ownership of the officers assuming the maximum amount is transferred to the rollover shareholders.

15.   Please advise us of the exemption from registration that the company is relying on with respect to the shares that may be offered to the rollover shareholders, and the related exchange of Harbor and Elmet shares.

16.   We reissue prior comment nine. Please revise the introductory sentence after the bullet points on the cover page, the introductory sentence of the last Q&A on page two, the introductory sentence of the carryover paragraph on pages 15-16, and the introductory paragraph under "Purchase Price—Payment" on page 86 to quantify up front the

estimated total consideration, which appears to be between $123.8 million and $151.8 million. Details of the components of the consideration and assumptions underlying contingent payments and other matters may appear after the clear and quantified disclosure of the estimated total consideration.

17.   We note your response to comment 10 from our letter of May 10, 2007, and your revisions to disclosure to clarify that "December 2005 was the date at which Elmet's board of directors began actually considering the type of a transaction that is referred to with the disclosure in the proxy statement, namely a sale of the company or similar event…" We also note the statements made on behalf of Elmet regarding what must occur before any further exploration of recycling their capital. It appears that the September 2005 recapitalization was considered a precursor to a further liquidity event such as the one presented by the Harbor transaction. Please revise your proxy statement to reflect that the September 2005 recapitalization was designed to be a transaction which would prepare Elmet for a further liquidity event including, but not limited to, the type proposed between Harbor and Elmet.

Cover Page

18.   We note your response to comment 12 from our letter of May 10, 2007. Please revise to clarify the potential "profits distributions."

Questions and Answers About the Proposals, page 1

19.   We note your response to comment 18 from our letter of May 10, 2007 and reissue the comment. Please revise here, page 71 and where appropriate to disclose whether or not and how the board considered Elmet's extensive debt as a factor in analyzing Elmet's enterprise value, separate and distinct from any valuation based on EBITDA or comparable company multiples, which may not take into account debt obligations. Note that this discussion should analyze the board's consideration of the value of Elmet at the time of the merger agreement, without taking into account any use of Harbor's trust funds or any anticipated value associated with Elmet by virtue of future debt repayments or future debt incurred to repay existing debt.

20.   Also, please revise the discussion of the board's consideration of debt and debt repayment to reflect the amount of debt payments to the investors benefiting from the September 2005 recapitalization (including the funds your officers and directors represent) and the debt incurred by Elmet in order to make the equity payouts resulting from the September 2005 recapitalization.

21.   We note your responses to prior comments 10 and 20. Please revise to elaborate on and clarify your officers' and directors' knowledge of Elmet's corporate actions and strategic planning, including during the time before Harbor's IPO.

22.   We note your response to prior comment 23 and reissue the comment. The terms of the merger agreement, including consideration to be received by the target's management, should be disclosed in quantified terms. Please revise to provide the requested disclosure, including the proposed paragraph.

Risk Factors, page 28

23.   Please revise the second risk factor to quantify the debt "then outstanding" and as anticipated after closing the transaction, assuming the maximum amount of total consideration and maximum conversions. Also, revise page two and 71 consistent with this comment.

24.   Please revise the first risk factor on page 37 and the description of Elmet's business to define "purchased products" in plain language.

Background of the Acquisition, page 49

25.   We note your response to prior comment 28 and the statement on page 51 regarding Mr. Jensen's beginning to "realize the benefits of the acquisition." Please revise page 51 to explain in approximate, quantified terms his realization of the benefits of the buyout assuming the Harbor transaction is completed.

26.   We note the disclosure in the last paragraph on page 55 with respect to Elmet's plans for a strategic transaction. Please revise to disclose the extent to which the Elmet board considered a possible business combination with any SPAC.

27.   We note your response to comment 38 and the disclosure added to page 57 relating to the reasons why Mr. Hanks believed a preliminary evaluation of Elmet by disinterested members of the management team was desirable. Given Mr. Hanks' experience as an Elmet director, revise to clarify what it was regarding the "sale or investment process and deadlines discussed during Mr. Hanks' May 4 call with Bigelow" that he did not already know and which led him to "believe that Elmet would be available for acquisition by Harbor and met the profile of Harbor's potential targets." It appears that given Mr. Hanks' experience as a director of and investor in Elmet, and as the chief executive

officer of a SPAC that had just completed its IPO, Elmet's availability and Harbor's target profile were apparent prior to the call from Bigelow.

28.   We note the disclosure on page 56 and response to prior comment 46 from our letter of May 10, 2007. Please revise to disclose what prompted Messrs. Jensen and Albrecht to suggest that Bigelow contact Mr. Hanks. It is unclear when and how Messrs. Jensen and Albrecht became aware of HAC or determined that HAC may be interested in Elmet's sale process.

29.   Please revise pages 70-71 to disclose and address the amount of Harbor's initial offer for Elmet as compared to the valuation done in connection with the September 2005 recapitalization, and briefly explain the factors considered in ultimately deciding on a total consideration of up to approximately $151 million. Clarify the Harbor board's consideration of the previous valuations in determining the initial offer amount.

30.   Please revise page 63 and 85 to disclose the date as of which the board's evaluation and recommendation is effective. Revise where appropriate to indicate, if true, that the board's evaluation does not take into account Elmet's falling sales in 2006 to $55.0 million from $59.9 million in 2005.

31.   Also, please clarify your disclosure that Harbor's special committee and its board "did not place any significant weight on" Elmet's outanding debt because "all of Elmet's debt will be repaid at closing." Please explain how such levels of debt would not affect fairness simply because they were to be paid out of the acquiror's funds.

Fairness Opinion, page 75

32.   We reissue comment 57. We note your response but see no revisions to your preliminary proxy. Please revise. It is still unclear what assumptions support some of the valuations. For example, it is unclear how the tabular information supplied under the publicly traded guideline company method equates to the specific valuation of between $144.8 million and $159.1 million disclosed on page C-15. Also, it is unclear what assumptions factored into the decision to discount multiples by 10% (as opposed to 5%, 50% or another amount) to account for Elmet's smaller size, higher leverage, and lower liquidity.

33.   We reissue comment 59. We note the added disclosure but it does not appear to provide all of the applicable representations listed in Section II.D.1 of the November 14, 2000 Current Issues Outline. Please revise to include the basis for the advisor's belief that

shareholders cannot rely on its opinion, including (but not limited to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law.

34.   We note your response to prior comment 60 regarding Houlihan's assumptions. It appears that (i) the expiration of pricing collars for molybdenum at the end of 2007, as described on page 34, is inconsistent with the assumption that "molybdenum will equal 2006 average price paid"; (ii) the increase in tungsten and other prices after fixed price contracts with Philips expire, as described on page 34 and elsewhere, is inconsistent with the assumption that the cost of "tungsten will remain at $11 per pound for Philips products and at contracted rates for non-Philips products"; and (iii) the significant increase in debt due to the commitment letter and revolving credit line is inconsistent with the assumption that there will be "no changes in debt structure." With a view to disclosure, advise us of the bases for these assumptions in light of the other disclosures. To the extent Harbor believes that expiring contracts, debt or other factors may significantly increase costs or debt structure that are inconsistent with the assumptions underlying Houlihan's opinion, please revise to specifically address such inconsistencies and highlight the risk of the board's reliance on such opinion.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 101

35.   We note your response to comment 65 from our letter dated May 10, 2007 stating that 72% of the purchase price is going to goodwill. We also note that the management-led buyout of Elmet on January 1, 2004 resulted in a purchase price of $29.5 million and that the current purchase price of Elmet is now $111.5 million. We reiterate our request for you to please explain to us the specific factors that contributed to a purchase price resulting in recognition of goodwill. This explanation should not reiterate that goodwill is what remains after the purchase price is allocated to the revalued assets and allocated to the intangible asset.

36.   In adjustment b of the Balance Sheet adjustments you report $20,601,000 of assumed Long-term debt (excluding current portion). We note that Elmet's balance sheet reports $19,956,000 for this account. Please explain to us the reason for the $645,000 difference and revise the document to clarify.

37.   We note the amounts represented by December 31, 2006 pro forma adjustments h through k have changed since the last Proxy filed. Please explain to us the reason for the changes.

Directors and Executive Officers, page 155

38.   We note your response to prior comment 68.   Please disclose the information requested by Item 402, including your proposed disclosure and tabular and other information responsive to Item 402(c) and (e).   Also, disclosure should be provided for directors such as Messrs. Cady and Fitzpatrick even though they are not anticipated to be continuing as officers or directors.

Note 11 – Capital Stock and Warrants, page F-15

39.   We note your response to prior comment 72. It appears you are not using the market approach, as discussed in paragraph 49 of the AICPA Technical Practice Aid, but are basing the fair value of the company on an arms-length cash transaction, as discussed in paragraph 11. Please confirm which method you are using and explain how the management buy-out on January 1, 2004, is consistent with the applicable criteria in the practice aid. We also note you have allocated $24.5 million of the fair value to interest-bearing debt. Please provide us with a schedule describing the components of this debt, including significant terms, and explain your basis for this allocation. According to your response, the remaining fair value was allocated among the classes of equity using an option-pricing method. Tell us the key assumptions used in the method and discuss how sensitive the value assigned to common stock is to changes in the assumptions. Tell us the factors you considered in deciding to omit a discussion of the valuation, allocation and underlying assumptions in the discussion of your critical accounting policies in MD&A.

Note 13 – Commitments and Contingencies, page F-18

40.   We have reviewed your responses to our prior comments on environmental remediation issues, as well as your footnote disclosures on pages F-37 and F-47. In your letter dated April 12, 2007, you discuss four environmental conditions. It remains unclear to us whether you are of the view that material adverse impacts from each of these liabilities are remote or reasonably possible. If reasonably possible, we would expect more detailed and specific disclosures concerning the issues, including disclosures regarding the indemnification by Philips and other items discussed in SAB Topic 5Y. Please advise.

Annexes

41.   We note your response to prior comment 76 and reissue the comment. Please include as an appendix Schedule A-2 to the purchase agreement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or James Lopez, who supervised the review of your filing, at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: John D. Chambliss (by facsimile)
       Facsimile: 617-305-3160